FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2024
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Director/PDMR Shareholding dated 02 July 2024
Exhibit No. 2	Holding(s) in Company - HM Treasury dated 15 July 2024
Exhibit No. 3	NatWest acquires Metro Bank mortgage portfolio dated 26 July 2024
Exhibit No. 4	NWM N.V. 2024 Interim Results dated 26 July 2024
Exhibit No. 5	Publication of Supplementary Prospectus dated 26 July 2024
Exhibit No. 6	Total Voting Rights dated 31 July 2024

Exhibit No. 1

02 July 2024

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

NatWest Group plc (the Company) announces that the PDMRs set out below purchased ordinary shares of £1.0769* each in the Company (Shares) (ISIN: GB00BM8PJY71) on 01 July 2024 at the price indicated, in accordance with the Company's Chairman and Non-executive Director shareholding policy:

Name of PDMR	Position of PDMR	No. of Shares purchased	Price of Shares purchased
Rick Haythornthwaite	Chairman	2,896	3.1590
Frank Dangeard	Independent non-executive director	950	3.1590
Roisin Donnelly	Independent non-executive director	933	3.1590
Patrick Flynn	Independent non-executive director	974	3.1590
Yasmin Jetha	Independent non-executive director	918	3.1590
Stuart Lewis	Independent non-executive director	972	3.1590
Mark Seligman	Senior Independent Director	400	3.1590
Lena Wilson	Independent non-executive director	836	3.1590
* Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share.

The transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Claire Kane
Director of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 2

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible) i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached ii:		NatWest Group plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				x
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify) iii:
3. Details of person subject to the notification obligation iv
Name		The Commissioners of His Majesty's Treasury
City and country of registered office (if applicable)		London, England
4. Full name of shareholder(s) (if different from 3.) v
Name		The Solicitor for the Affairs of His Majesty's Treasury
City and country of registered office (if applicable)		London, England
5. Date on which the threshold was crossed or reached vi:		12 July 2024
6. Date on which issuer notified (DD/MM/YYYY):		12 July 2024
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer (8.A + 8.B) vii
Resulting situation on the date on which threshold was crossed or reached	19.97%		19.97%	6,645,166,452
Position of previous notification (if applicable)	20.92%		20.92%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached viii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rights ix			% of voting rights
		Direct (DTR5.1)	Indirect (DTR5.2.1)	Direct (DTR5.1)	Indirect (DTR5.2.1)
Ordinary Shares of £1.0769 each GB00BM8PJY71		6,645,166,452		19.97%

SUBTOTAL 8. A	6,645,166,452			19.97%

B 1: Financial Instruments according to DTR5.3.1R (1) (a)
Type of financial instrument	Expirationdate x	Exercise/Conversion Period xi		Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

		SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to DTR5.3.1R (1) (b)
Type of financial instrument	Expirationdate x	Exercise/Conversion Period xi	Physical or cash Settlement xii	Number of voting rights	% of voting rights

			SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer xiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entity (please add additional rows as necessary) xiv

			x
Name xv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
UK Government Investments Limited, a company wholly-owned by His Majesty's Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with His Majesty's Treasury).

The Solicitor for the Affairs of His Majesty's Treasury is acting as nominee for The Commissioners of His Majesty's Treasury.

The Commissioners of His Majesty's Treasury	19.97%		19.97%

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional information xvi
The Solicitor for the Affairs of His Majesty's Treasury is acting as nominee for The Commissioners of His Majesty's Treasury (HMT).

The percentage of voting rights held by HMT in NatWest Group plc (NWG), as shown on this form (19.97%), has been calculated following the disposal by HMT of 81,119,397 ordinary shares in NWG since its last TR-1 notification on 25 June 2024.

The percentage of voting rights held by HMT could move up or down going forward depending on the number of shares repurchased by NWG and the progress of sales under HMT's trading plan announced on 22 July 2021 and most recently extended on 3 April 2023.

Place of completion	London, England
Date of completion	12 July 2024

LEI 2138005O9XJIJN4JPN90

Exhibit No. 3

26 July 2024

NatWest Group plc

NatWest acquires Metro Bank mortgage portfolio

NatWest Group plc ("NatWest Group") today announces that it1 has entered into an agreement with Metro Bank plc ("Metro Bank") to acquire a £2.5 billion portfolio of prime UK residential mortgages, with a weighted average current loan to value of c.62%.

On completion of the transaction2 NatWest Group expects to welcome around 10,000 customer accounts which will continue to be serviced by Metro Bank, in accordance with current arrangements, following the transfer to NatWest Group.

Commenting on the transaction, Paul Thwaite, CEO of NatWest Group said,

"Following today's announcement, we are acquiring £2.5 billion of prime residential mortgages from Metro Bank and, as a result, look forward to welcoming around 10,000 customers to NatWest Group.

"This transaction is a further opportunity to accelerate the growth of our Retail mortgage book within our existing risk appetite, with attractive returns. It is in line with our strategic priorities and builds on our recent acquisition from Sainsbury's Bank.

"We are focussed on a smooth transition and have a strong track record of successful integration with Metro Bank, following our previous acquisition of mortgages in 2020."

The impact of the transaction, based on NatWest Group's CET1 ratio at 30 June 2024, equates to a reduction of less than 10 basis points.3

Additional information

1.
NatWest Group is entering into this transaction through its subsidiary, National Westminster Bank plc.
2.
Completion of the transaction is conditional on a satisfactory response from the Competition & Markets Authority. Subject to this, completion is expected to occur during H2 2024.
3.
NatWest Group reported a Common Equity Tier 1 (CET1) ratio of 13.6% at 30 June 2024.

Further Information

Investor Relations
Claire Kane
Director  of Investor Relations
+44 (0) 20 7672 1758

NatWest Media Relations
+44 (0) 131 523 4205

Legal Entity Identifiers

NatWest Group plc: 2138005O9XJIJN4JPN90
National Westminster Bank plc: 213800IBT39XQ9C4CP71

This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies. In particular, this document includes forward-looking statements relating to NatWest Group plc in respect of, but not limited to: its economic and political risks, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the implementation of its strategy, its climate and sustainability-related targets, increasing competition from incumbents, challengers and new entrants and disruptive technologies, its access to adequate sources of liquidity and funding, its regulatory capital position and related requirements, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, and NatWest Group's exposure to operational risk, conduct risk, cyber, data and IT risk, financial crime risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, future growth initiatives (including acquisitions, joint ventures and strategic partnerships), the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate-related risks and the transitioning to a net zero economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's 2023 Annual Report on Form 20-F, NatWest Group plc's Interim Management Statement for Q1 and H1 2024 on Form 6-K, and its other public filings. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Exhibit No. 4

NatWest Markets N.V.
Interim Results 2024

NatWest Markets N.V.

Results for the half year ended 30 June 2024

As part of the NatWest Group Commercial & Institutional segment, we continued to support customers in navigating their financing and risk solutions requirements in the prevailing high interest rate market and geopolitical outlook. We will maintain our focus on leveraging growth opportunities through the delivery of markets products and collaboration across the segment to meet our customers’ needs.

Climate and sustainable funding and financing have continued to perform well, and up to 30 June 2024 NWM N.V. has delivered €25.6 billion towards the NatWest Group climate and sustainable funding and financing target(1) of £100 billion between 1 July 2021 and the end of 2025.

Management Board and Supervisory Board update

In March 2024, Marije Elkenbracht stepped down as NWM N.V. Chief Risk Officer and Managing Board member. While a search is underway to identify a permanent successor, Spencer Lloyd is leading the Risk Management Function on an interim basis.

In April 2024, Frank Dangeard became Chairman of the NWM N.V. Supervisory Board. Robert Begbie stepped down from his role as Chairman while remaining a member of the Supervisory Board.

In May 2024, Mickey van Wieringen was appointed Managing Board member and Chief Operating Officer on a permanent basis.

Outlook(2)

We retain the outlook for the Common Equity Tier 1 (CET1) ratio and leverage ratio as set out in the NatWest Markets N.V. 2023 Annual Report and Accounts.

(1)
NatWest Group uses its climate and sustainable funding and financing inclusion (CSFFI) criteria to determine the assets, activities and companies that are eligible to be counted towards its climate and sustainable funding and financing target. This includes both provision of committed (on and off-balance sheet) funding and financing, including provision of services for underwriting issuances and private placements.
(2)
The targets, expectations and trends discussed in this section represent management’s current expectations and are subject to change, including as a result of the factors described in the Risk Factors section of the NatWest Markets N.V. 2023 Annual Report and Accounts and the Summary Risk Factors set out in this announcement for H1 2024.

Financial review

Profit for the period was €64 million compared with €61 million in H1 2023. The total increase of €3 million was mainly due to an increase in net interest income of €17 million (€67 million in H1 2024 compared with €50 million in H1 2023). This was partially offset by a €4 million decrease in non-interest income (from €95 million in H1 2023 to €91 million in H1 2024) and a €7 million increase in operating expenses (from €82 million in H1 2023 to €89 million in H1 2024).

Net interest income was €67 million compared with €50 million in H1 2023, primarily driven by higher interest rates and by changes in the lending portfolio and the funding book in H1 2024 in comparison with H1 2023.

Non-interest income decreased by €4 million to €91 million compared with €95 million in H1 2023. Net fees and commissions of €113 million (H1 2023 - €99 million) primarily consisted of transfer pricing income from NWM Plc of €75 million (H1 2023 - €61 million) and underwriting fees of €42 million (H1 2023 - €37 million). The increase in transfer pricing income was mainly driven by higher income from revenue share models. Income from trading activities was a loss of €11 million compared with a loss of €5 million in H1 2023. Other operating income was a loss of €11 million compared with a gain of €1 million in H1 2023. The other operating income loss in H1 2024 was largely driven by a fair value adjustment of a legacy investment property(1).

Operating expenses were €89 million compared with €82 million in H1 2023. Staff costs increased by €4 million to €44 million in H1 2024. Premises and equipment costs were €3 million (H1 2023 - €3 million). Administrative expenses increased by €3 million to €41 million, compared with €38 million in H1 2023. Depreciation and amortisation was €1 million (H1 2023 - €1 million).

Impairments were a release of €2 million in H1 2024, compared with a release of €3 million in H1 2023.

Tax charge was €7 million compared with a tax charge of €5 million in H1 2023, largely driven by the utilisation of deferred tax assets.

Total assets and total liabilities both increased by €3.9 billion to €32.1 billion and €30.1 billion respectively as at 30 June 2024, compared with €28.2 billion and €26.2 billion at 31 December 2023.

  -
Cash and balances at central banks increased by €4.1 billion to €10.1 billion as at 30 June 2024, with the full balance placed with the Dutch Central Bank.

  -
Trading assets increased to €5.5 billion (31 December 2023 - €4.7 billion), driven by an increase in loans subject to reverse repurchase agreements of €0.9 billion, partially offset by a decrease in collateral given of €0.2 billion.

  -
Derivative assets decreased to €9.2 billion (31 December 2023 - €9.9 billion) and derivative liabilities decreased to €7.7 billion (31 December 2023 - €8.8 billion), primarily reflecting changes in the fair value of interest rate derivatives and foreign exchange derivatives.

  -
Amounts due from holding company and fellow subsidiaries decreased to €1.8 billion compared with €3.2 billion at 31 December 2023, mainly due to a decrease in trading assets of €1.9 billion, partially offset by an increase in settlement balances of €0.5 billion.

  -
Customer deposits increased from €4.5 billion to €5.5 billion as at 30 June 2024, in line with our strategy to increase customer deposits to match planned banking book asset growth.

  -
Amounts due to holding companies and fellow subsidiaries decreased by €1.7 billion to €2.3 billion as at 30 June 2024, mainly driven by a decrease in trading liabilities of €1.5 billion.

  -
Trading liabilities increased to €7.3 billion (31 December 2023 - €4.6 billion), primarily reflecting an increase in deposits subject to repurchase agreements of €2.7 billion, partially offset by a decrease in collateral received of €0.1 billion.

  -
Other financial liabilities increased by €1.2 billion to €4.0 billion as at 30 June 2024 (31 December 2023 – €2.8 billion), largely driven by the issuance of new debt securities during the period, partially offset by the maturity of existing ones.

  -
Equity attributable to controlling interests decreased by €36 million to €2.0 billion as at 30 June 2024, mainly driven by ordinary dividends paid of €42 million, paid-in equity dividends paid of €13 million, cash flow hedging movements of €26 million and a reduction in own credit adjustments of €21 million due to tightened credit spread on our own debts. This was partially offset by the profit for the period of €64 million and fair value through other comprehensive income movements of €2 million.

(1)
Legacy transactions pertain to NWM N.V.’s tail business from the period before the repurposing of its banking license in 2019.

Financial review

Capital and Liquidity

Capital ratios and risk-weighted assets (RWAs) on the CRR transitional basis are set out below.

	30 June	31 December
	2024	2023
Capital ratios	%	%
Common Equity Tier 1 (CET1)	19.9	19.0
Tier 1	23.0	22.1
Total	25.0	23.9

Risk-weighted assets	€m	€m
Credit risk	6,241	6,799
Market risk	1,278	1,103
Operational risk	411	332
Settlement risk	-	-
Total RWAs	7,930	8,234

Liquidity	%	%
Liquidity coverage ratio (LCR)	241	144

The higher capital ratios are largely due to decreased credit risk RWAs during H1 2024.

The decrease in overall RWAs is largely driven by a reduction in credit risk RWAs with a decrease in lending exposure and equity holdings.

Condensed consolidated income statement

for the period ended 30 June 2024 (unaudited)

	Half year ended
	30 June	30 June
	2024	2023
	€m	€m
Interest receivable	264	145
Interest payable	(197)	(95)
Net interest income	67	50
Fees and commissions receivable	129	110
Fees and commissions payable	(16)	(11)
Income from trading activities	(11)	(5)
Other operating income	(11)	1
Non-interest income	91	95
Total income	158	145
Staff costs	(44)	(40)
Premises and equipment	(3)	(3)
Other administrative expenses	(41)	(38)
Depreciation and amortisation	(1)	(1)
Operating expenses	(89)	(82)
Profit before impairment releases	69	63
Impairment releases	2	3
Operating profit before tax	71	66
Tax charge	(7)	(5)
Profit for the period	64	61

Attributable to:
Ordinary shareholders	51	50
Paid-in-equity holders	13	11
	64	61

Condensed consolidated statement of comprehensive income

for the period ended 30 June 2024 (unaudited)

	Half year ended
	30 June	30 June
	2024	2023
	€m	€m
Profit for the period	64	61
Items that will not be reclassified subsequently to profit or loss:
Changes in fair value of financial liabilities designated at fair value through profit or loss (FVTPL) due to
changes in credit risk	(21)	(5)
FVOCI financial assets	2	1
	(19)	(4)

Items that will be reclassified subsequently to profit or loss when specific conditions are met:
FVOCI financial assets	-	3
Cash flow hedges (1)	(26)	(11)
	(26)	(8)
Other comprehensive losses after tax	(45)	(12)
Total comprehensive income for the period	19	49

Attributable to:
Ordinary shareholders	6	38
Paid-in-equity holders	13	11
	19	49

(1)
Refer to footnote 3 of the consolidated statement of changes in equity.

Condensed consolidated balance sheet

as at 30 June 2024 (unaudited)

	30 June	31 December
	2024	2023
	€m	€m
Assets
Cash and balances at central banks	10,080	5,979
Trading assets	5,472	4,693
Derivatives	9,198	9,890
Settlement balances	1,851	565
Loans to banks - amortised cost	234	236
Loans to customers - amortised cost	802	951
Amounts due from holding company and fellow subsidiaries	1,788	3,174
Other financial assets	2,595	2,605
Other assets	85	95
Total assets	32,105	28,188

Liabilities
Bank deposits	478	411
Customer deposits	5,469	4,531
Amounts due to holding company and fellow subsidiaries	2,260	3,952
Settlement balances	2,541	679
Trading liabilities	7,278	4,637
Derivatives	7,726	8,814
Other financial liabilities	4,034	2,805
Subordinated liabilities	291	293
Other liabilities	63	65
Total liabilities	30,140	26,187
Total equity	1,965	2,001
Total liabilities and equity	32,105	28,188

Condensed consolidated statement of changes in equity

for the period ended 30 June 2024 (unaudited)
	Half year ended
	30 June	30 June
	2024	2023
	€m	€m
Share capital and premium account - at beginning of period (1)	1,550	1,700
Share capital restructuring (2)	-	(150)
At end of period	1,550	1,550

Paid-in-equity - at beginning and end of period	250	250

FVOCI reserve - at beginning of period	(3)	(11)
Unrealised gains	1	4
Realised losses	1	-
At end of period	(1)	(7)

Cash flow hedging reserve - at beginning of period	28	(10)
Amount recognised in equity (3)	(36)	(27)
Amount transferred from equity to earnings	10	16
At end of period	2	(21)

Foreign exchange reserve - at beginning and end of period	6	6

Retained earnings - at beginning of period	170	356
Profit attributable to ordinary shareholders and other equity owners	64	61
Paid-in-equity dividends paid	(13)	(11)
Ordinary dividends paid	(42)	(100)
Share capital restructuring (2)	-	150
Changes in fair value of financial liabilities designated at FVTPL due to changes in credit risk	(21)	(5)
At end of period	158	451

Total equity at end of period	1,965	2,229

Attributable to:
Ordinary shareholders	1,715	1,979
Paid-in-equity holders	250	250
	1,965	2,229

(1) (2)
Includes ordinary share capital of €50,004 (2023 - €50,004).
On 31 March 2023, after obtaining regulatory permission, NWM N.V. executed a share capital restructuring, converting €150 million of share premium to retained earnings.

(3)
The change in the cash flow hedging reserve is driven from realised accrued interest transferred into the income statement. This is offset by a loss from an increase in swap rates compared to 31 December 2023. The portfolio of hedging instruments is predominantly receive fixed swaps.

Condensed consolidated cash flow statement

for the period ended 30 June 2024 (unaudited)

	Half year ended
	30 June	30 June
	2024	2023
	€m	€m
Cash flows from operating activities
Operating profit before tax	71	66
Adjustments for non-cash and other items	(97)	(32)
Net cash flows from trading activities	(26)	34
Changes in operating assets and liabilities	632	6,339
Net cash flows from operating activities before tax	606	6,373
Income taxes paid	-	(2)
Net cash flows from operating activities	606	6,371
Net cash flows from investing activities	83	(401)
Net cash flows from financing activities	(61)	(211)
Effects of exchange rate changes on cash and cash equivalents	33	27
Net increase in cash and cash equivalents	661	5,786
Cash and cash equivalents at beginning of period	11,610	6,518
Cash and cash equivalents at end of period	12,271	12,304

Notes

1. Presentation of condensed consolidated financial statements
The condensed consolidated financial statements should be read in conjunction with NatWest Markets N.V.’s 2023 Annual Report and Accounts. The accounting policies are the same as those applied in the consolidated financial statements.

The directors have prepared the condensed consolidated financial statements on a going concern basis after assessing the principal risks, forecasts, projections, and other relevant evidence over the twelve months from the date they are approved and in accordance with IAS 34 ‘Interim Financial Reporting’, as adopted by the European Union.

Amendments to IFRS effective from 1 January 2024 had no material effect on the condensed consolidated financial statements.

The condensed consolidated financial statements have not been audited or reviewed by the external auditor.

2. Analysis of net fees and commissions

	Half year ended
	30 June	30 June
	2024	2023
	€m	€m
Fees and commissions receivable
- Transfer pricing arrangements (Note 10)	75	61
- Underwriting fees	42	37
- Lending and financing	12	12
Total	129	110

Fees and commissions payable	(16)	(11)
Net fees and commissions	113	99

3. Tax

The actual tax charge differs from the expected tax charge computed by applying the statutory tax rate of the Netherlands of 25.8% (2023 - 25.8%) as follows:

	Half year ended
	30 June	30 June
	2024	2023
	€m	€m
Profit before tax	71	66

Expected tax charge	(18)	(17)
Foreign profits taxed at other rates	(1)	(1)
Losses brought forward and utilised	10	9
Tax on paid-in equity dividends	3	3
Non-taxable items (including recycling of foreign exchange reserve)	(1)	-
Adjustments in respect to prior years	-	1

Actual tax charge	(7)	(5)

Deferred tax assets of €63 million recognised as at 31 December 2023 have decreased to €57 million at 30 June 2024 due to utilisations. NWM N.V. Group has considered the carrying value of this asset as at 30 June 2024 and concluded that it is recoverable based on future profit projections.

Notes

4. Derivatives

The table below shows third party derivatives by type of contract. The master netting agreements and collateral shown do not result in a net presentation on the balance sheet under IFRS.

	30 June 2024							31 December 2023
	Notional
	GBP	USD	EUR	Other	Total	Assets	Liabilities	Notional	Assets	Liabilities
	€bn	€bn	€bn	€bn	€bn	€m	€m	€bn	€m	€m
Gross exposure						6,945	5,633		7,533	6,746
IFRS offset						(199)	(199)		(702)	(702)
Carrying value	35	91	961	37	1,124	6,746	5,434	972	6,831	6,044
Of which:
Interest rate (1)	14	13	879	2	908	4,557	2,978	802	4,370	3,151
Exchange rate	21	78	82	35	216	2,188	2,450	169	2,460	2,886
Credit	-	-	-	-	-	1	6	1	1	7
Carrying value					1,124	6,746	5,434	972	6,831	6,044
Counterparty mark-to-market netting						(3,097)	(3,097)		(3,098)	(3,098)
Cash collateral						(2,731)	(1,566)		(2,855)	(1,685)
Securities collateral						(590)	(108)		(455)	(601)
Net exposure						328	663		423	660
Banks (2)						32	20		19	29
Other financial institutions (3)						101	244		139	242
Corporate (4)						194	386		262	359
Government (5)						1	13		3	30
Net exposure						328	663		423	660
UK						1	1		7	-
Europe						321	662		376	660
US						-	-		33	-
RoW						6	-		7	-
Net exposure						328	663		423	660

Asset quality of uncollateralised
derivative assets
AQ1-AQ4						302			358
AQ5-AQ10						26			65
Net exposure						328			423

(1)
The notional amount of interest rate derivatives includes €792 billion (31 December 2023 – €684 billion) in respect of contracts cleared through central clearing counterparties.
(2)
Transactions with certain counterparties with whom NWM N.V. has netting arrangements but collateral is not posted on a daily basis; certain transactions with specific terms that may not fall within netting and collateral arrangements; derivative positions in certain jurisdictions where the collateral agreements are not deemed to be legally enforceable.
(3)
Includes transactions with securitisation vehicles and funds where collateral posting is contingent on NWM N.V.’s external rating.
(4)
Mainly large corporates with whom NWM N.V. may have netting arrangements in place, but operational capability does not support collateral posting.
(5)
Sovereigns and supranational entities with no collateral arrangements, collateral arrangements that are not considered enforceable, or one-way collateral agreements in their favour.

Notes

5. Financial instruments - classification

The following tables analyse financial assets and liabilities in accordance with the categories of financial instruments in IFRS 9.

			Amortised	Other
	MFVTPL	FVOCI	cost	assets	Total
	€m	€m	€m	€m	€m
Assets
Cash and balances at central banks			10,080		10,080
Trading assets	5,472				5,472
Derivatives	9,198				9,198
Settlement balances			1,851		1,851
Loans to banks - amortised cost (1)			234		234
Loans to customers - amortised cost			802		802
Amounts due from holding companies and fellow subsidiaries	875	-	899	14	1,788
Other financial assets	1	518	2,076		2,595
Other assets				85	85
30 June 2024	15,546	518	15,942	99	32,105

Cash and balances at central banks			5,979		5,979
Trading assets	4,693				4,693
Derivatives	9,890				9,890
Settlement balances			565		565
Loans to banks - amortised cost (1)			236		236
Loans to customers - amortised cost			951		951
Amounts due from holding companies and fellow subsidiaries	2,740	-	419	15	3,174
Other financial assets	1	402	2,202		2,605
Other assets				95	95
31 December 2023	17,324	402	10,352	110	28,188

	Held-for-		Amortised	Other
	trading	DFV	cost	liabilities	Total
	€m	€m	€m	€m	€m
Liabilities
Bank deposits (2)			478		478
Customer deposits			5,469		5,469
Amounts due to holding companies and fellow subsidiaries	1,188	-	1,045	27	2,260
Settlement balances			2,541		2,541
Trading liabilities	7,278				7,278
Derivatives	7,726				7,726
Other financial liabilities		716	3,318		4,034
Subordinated liabilities (3)		270	21		291
Other liabilities (4)			9	54	63
30 June 2024	16,192	986	12,881	81	30,140

Bank deposits (2)			411		411
Customer deposits			4,531		4,531
Amounts due to holding companies and fellow subsidiaries	2,708	-	1,221	23	3,952
Settlement balances			679		679
Trading liabilities	4,637				4,637
Derivatives	8,814				8,814
Other financial liabilities		535	2,270		2,805
Subordinated liabilities (3)		273	20		293
Other liabilities (4)			9	56	65
31 December 2023	16,159	808	9,141	79	26,187

(1)
Includes items in the course of collection from other banks of €1 million (31 December 2023 - €2 million).
(2)
Includes items in the course of transmission to other banks of €1 million (31 December 2023 - €14 million).
(3)
The cumulative own credit adjustment, representing an increase of the subordinated liability value, was €11 million (31 December 2023 - €16 million).
(4)
Includes lease liabilities of €8 million (31 December 2023 - €8 million) held at amortised cost.

Notes

5. Financial instruments - valuation

Disclosures relating to the control environment, valuation techniques and related aspects pertaining to financial instruments measured at fair value are included in the NatWest Markets N.V. 2023 Annual Report and Accounts. Valuation, sensitivity methodologies and input methodologies as at 30 June 2024 are consistent with those described in Note 8 in the NatWest Markets N.V. 2023 Annual Report and Accounts.

Fair value hierarchy
The table below shows the assets and liabilities held by NWM N.V. split by fair value hierarchy level. Level 1 are considered the most liquid instruments, and level 3 the most illiquid, valued using expert judgment and hence carry the most significant price uncertainty.

	30 June 2024				31 December 2023
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	€m	€m	€m	€m	€m	€m	€m	€m
Assets
Trading assets
Loans	-	5,466	6	5,472	-	4,689	4	4,693
Derivatives
Interest rate	-	4,529	36	4,565	-	4,343	35	4,378
Foreign exchange	-	4,626	5	4,631	-	5,507	4	5,511
Other	-	2	-	2	-	1	-	1
Amounts due from holding companies
and fellow subsidiaries	-	875	-	875	-	2,740	-	2,740
Other financial assets
Securities	341	178	-	519	339	62	2	403
Total financial assets held at fair value	341	15,676	47	16,064	339	17,342	45	17,726
As % of total fair value assets	2%	98%	-		2%	98%	-

Liabilities
Amounts due to holding companies
and fellow subsidiaries	-	1,188	-	1,188	-	2,708	-	2,708
Trading liabilities
Deposits	-	7,278	-	7,278	-	4,619	-	4,619
Short positions	-	-	-	-	-	18	-	18
Derivatives
Interest rate	-	2,901	121	3,022	-	3,102	121	3,223
Foreign exchange	-	4,692	5	4,697	-	5,580	4	5,584
Other	-	7	-	7	-	7	-	7
Other financial liabilities
Debt securities in issue	-	328	-	328	-	255	-	255
Deposits	-	388	-	388	-	280	-	280
Subordinated liabilities	-	270	-	270	-	273	-	273
Total financial liabilities held at fair value	-	17,052	126	17,178	-	16,842	125	16,967
As % of total fair value liabilities	-	99%	1%		-	99%	1%

(1)
Level 1 – Instruments valued using unadjusted quoted prices in active and liquid markets, for identical financial instruments. Examples include government bonds, listed equity shares and certain exchange-traded derivatives.
Level 2 – Instruments valued using valuation techniques that have observable inputs. Observable inputs are those that are readily available with limited adjustments required. Examples include most government agency securities, investment-grade corporate bonds, certain mortgage products - including CLOs, most bank loans, repos and reverse repos, state and municipal obligations, most notes issued, certain money market securities, loan commitments and most OTC derivatives.
Level 3 – Instruments valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not based on observable market data. Examples include non-derivative instruments which trade infrequently, certain syndicated and commercial mortgage loans, private equity, and derivatives with unobservable model inputs.
(2)
Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instruments were transferred.

Notes

5. Financial instruments – valuation

Level 3 sensitivities

The table below shows the high and low range of fair value of the level 3 assets and liabilities.

	30 June 2024			31 December 2023
	Level 3	Favourable	Unfavourable	Level 3	Favourable	Unfavourable
	€m	€m	€m	€m	€m	€m
Assets
Trading assets
Loans	6	-	-	4	-	-
Derivatives
Interest rate	36	-	-	35	-	-
Foreign exchange	5	-	-	4	-	-
Other financial assets
Securities	-	-	-	2	-	-
Total financial assets held at fair value	47	-	-	45	-	-

Liabilities
Derivatives
Interest rate	121	10	(10)	121	10	(10)
Foreign exchange	5	-	-	4	-	-
Total financial liabilities held at fair value	126	10	(10)	125	10	(10)

Alternative assumptions

Reasonably plausible alternative assumptions of unobservable inputs are determined based on a specified target level of certainty of 90%. Alternative assumptions are determined with reference to all available evidence including consideration of the following: quality of independent pricing information considering consistency between different sources, variation over time, perceived tradability or otherwise of available quotes; consensus service dispersion ranges; volume of trading activity and market bias (e.g. one-way inventory); day 1 profit or loss arising on new trades; number and nature of market participants; market conditions; modelling consistency in the market; size and nature of risk; length of holding of position; and market intelligence.

Notes

5. Financial instruments – valuation continued
Movement in Level 3 assets and liabilities
 The following table shows the movement in level 3 assets and liabilities.

		Other	Other			Other	Other
	Derivatives	trading	financial	Total	Derivatives	trading	financial	Total
	assets	assets (2)	assets (3)	assets	liabilities	liabilities (2)	liabilities	liabilities
	€m	€m	€m	€m	€m	€m	€m	€m
At 1 January 2024	39	4	2	45	125	-	-	125
Amounts recorded in the income
statement (1)	5	2	-	7	6	-	-	6
Level 3 transfers in	-	-	-	-	-	-	-	-
Level 3 transfers out	(1)	-	-	(1)	(2)	-	-	(2)
Purchases/originations	1	-	-	1	2	-	-	2
Sales	(3)	-	(1)	(4)	(5)	-	-	(5)
Foreign exchange and other adjustments	-	-	(1)	(1)	-	-	-	-
At 30 June 2024	41	6	-	47	126	-	-	126

Amounts recorded in the income statement
in respect of balances held at period end
- unrealised	62	-	-	62	62	-	-	62

At 1 January 2023	56	37	33	126	176	-	-	176
Amounts recorded in the income
statement (1)	(8)	7	-	(1)	(8)	-	-	(8)
Level 3 transfers in	-	-	-	-	2	-	-	2
Level 3 transfers out	-	(28)	-	(28)	(2)	-	-	(2)
Purchases/originations	10	-	-	10	61	-	-	61
Sales	(8)	-	-	(8)	(8)	-	-	(8)
Foreign exchange and other adjustments	-	-	-	-	(1)	-	-	(1)
At 30 June 2023	50	16	33	99	220	-	-	220

Amounts recorded in the income statement
in respect of balances held at period end
- unrealised	(8)	7	-	(1)	(8)	-	-	(8)

(1)	There was €1 million net gain on trading assets and liabilities (30 June 2023 – €7 million) recorded in income from trading activities.
(2)	Other trading assets and other trading liabilities comprise assets and liabilities held at fair value in trading portfolios.
(3)	Other financial assets comprise fair value through other comprehensive income, designated as at fair value through profit or loss and other fair value through profit or loss.

Notes

5. Financial instruments – valuation continued
Fair value of financial instruments measured at amortised cost on the balance sheet
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

					Items where
					fair value
	Carrying		Fair value hierarchy level		approximates
	value	Fair value	Level 2	Level 3	carrying value
30 June 2024	€m	€m	€m	€m	€m
Financial assets
Cash and balances at central banks	10,080	10,080	-	-	10,080
Settlement balances	1,851	1,851	-	-	1,851
Loans to banks	234	234	-	-	234
Loans to customers	802	802	-	802	-
Amounts due from holding companies
and fellow subsidiaries	899	900	-	42	858
Other financial assets - securities	2,076	2,080	271	1,809	-

31 December 2023
Financial assets
Cash and balances at central banks	5,979	5,979	-	-	5,979
Settlement balances	565	565	-	-	565
Loans to banks	236	236	-	-	236
Loans to customers	951	951	-	951	-
Amounts due from holding companies
and fellow subsidiaries	419	419	-	102	317
Other financial assets - securities	2,202	2,194	196	1,998	-

30 June 2024
Financial liabilities
Bank deposits	478	478	-	477	1
Customer deposits	5,469	5,468	-	5,449	19
Amounts due to holding companies
and fellow subsidiaries	1,045	1,046	151	668	227
Settlement balances	2,541	2,541	-	-	2,541
Other financial liabilities - debt securities in issue	3,318	3,319	2,825	494	-
Subordinated liabilities	21	20	20	-	-

31 December 2023
Financial liabilities
Bank deposits	411	411	-	397	14
Customer deposits	4,531	4,531	-	4,502	29
Amounts due to holding companies
and fellow subsidiaries	1,221	1,225	154	898	173
Settlement balances	679	679	-	-	679
Other financial liabilities - debt securities in issue	2,269	2,269	1,509	760	-
Subordinated liabilities	20	21	21	-	-

The assumptions and methodologies underlying the calculation of fair values of financial instruments at the balance sheet date are as follows:

Short-term financial instruments
For certain short-term financial instruments: cash and balances at central banks, items in the course of collection from other banks, settlement balances, items in the course of transmission to other banks, and customer demand deposits, carrying value is deemed a reasonable approximation of fair value.

Loans to banks and customers
In estimating the fair value of net loans to customers and banks measured at amortised cost, NWM N.V.’s loans are segregated into appropriate portfolios reflecting the characteristics of the constituent loans. Two principal methods are used to estimate fair value; contractual cash flows and expected cash flows.

Debt securities and subordinated liabilities
Most debt securities are valued using quoted prices in active markets or from quoted prices of similar financial instruments in active markets. The remaining population is valued using discounted cash flows at current offer rates.

Bank and customer deposits
Fair values of deposits are estimated using contractual cashflows using a market discount rate incorporating the current spread.

Notes

6. Trading assets and liabilities

Trading assets and liabilities comprise assets and liabilities held at fair value in trading portfolios.

	30 June	31 December
	2024	2023
	€m	€m
Assets
Loans
Reverse repos	3,714	2,769
Collateral given	1,739	1,900
Other loans	19	24
Total loans	5,472	4,693
Total	5,472	4,693

Liabilities
Deposits
Repos	4,356	1,617
Collateral received	2,921	3,000
Other deposits	1	2
Total deposits	7,278	4,619
Short positions
Central and local government
- Other regions	-	18
Total short positions	-	18
Total	7,278	4,637

Notes
7. Loan impairment provisions

Economic loss drivers

Introduction

The portfolio segmentation and selection of economic loss drivers for IFRS 9 follows the approach used in stress testing. To enable robust modelling, the forecasting models for each portfolio segment (defined by product or asset class and where relevant, industry sector and region) are based on a selected, small number of economic variables (typically three to four) that best explain the movements in portfolio loss rates. The process to select economic loss drivers involves empirical analysis and expert judgement.

Economic scenarios

At 30 June 2024, the range of anticipated future economic conditions was defined by a set of four internally developed scenarios and their respective probabilities. In addition to the base case, they comprised upside, downside, and extreme downside scenarios. The scenarios primarily reflected the current risks faced by the economy, particularly in relation to the path of inflation and interest rates.

For 30 June 2024, the four scenarios were deemed appropriate in capturing the uncertainty in economic forecasts and the non-linearity in outcomes under different scenarios. These four scenarios were developed to provide sufficient coverage across potential rises in unemployment, inflation, asset price declines and the degree of permanent damage to the economy, around which there remains pronounced levels of uncertainty.

Upside – This scenario assumes robust growth as inflation falls sharply and rates are lowered quicker than expected. Consumer spending is supported by quicker recovery in household income, and further helped by higher consumer confidence, fiscal support and strong business investment. The labour market remains resilient with the unemployment rate falling. The housing market shows robust growth.

Compared to 31 December 2023, the upside scenario remains similarly configured, exploring a more benign set of economic outcomes, including a stronger performing stock market, real estate prices, and supported by a stronger global growth backdrop, relative to the base case view.

Base case – Continued declining inflation allows an easing cycle to start in the second half of 2024. The unemployment rate rises modestly over 2024 but there are no wide-spread job losses. Inflation remains very close to the current level of 2% through the forecast period. Economic output also experiences modest but stable growth in contrast to the stagnation of recent years. The housing market experiences modest nominal price increase. Housing market activity gradually strengthens as interest rates fall and real incomes recover.

Since 31 December 2023, the economic outlook has improved as household incomes continued to recover, and the labour market remained resilient. The declining inflation trend has continued, albeit the progress was slower than expected. As a result, rates are expected to remain higher-for-longer than previously expected. The unemployment rate still rises but the peak is marginally lower and is underpinned by a resilient labour market. House prices were assumed to decline previously in 2024, but there has been a better-than-expected recovery in early 2024 and prices are now expected to show a modest increase.

Downside – Core inflation remains persistently high leading to resurgent inflation. The economy experiences a recession as consumer confidence weakens due to a fall in real incomes. Interest rates are raised higher than the base case and remain higher-for-longer. High rates are assumed to have a more significant impact on the labour market. Unemployment is higher than the base case scenario while house prices lose approximately ten percent of their value.

Compared to 31 December 2023, the downside scenario is similarly configured and explores risks associated with high inflation and significantly higher interest rates across the period.

Extreme downside – This scenario assumes a significant economic downturn with a loss of consumer confidence leading to a deep economic recession. This results in widespread job losses with the unemployment rate rising above the levels seen during the 2008 financial crisis, further compounding consumer weakness. Rates are cut sharply in response to the demand shock, leading to some support to the recovery. House prices lose approximately a third of their value.

Compared to 31 December 2023, the extreme downside is similarly configured with an extreme set of economic outcomes, low interest rates, very sharp falls in asset prices and a marked deterioration in the labour market.

Notes

7. Loan impairment provisions continued

Main. macroeconomic variables
The main macroeconomic variables for each of the four scenarios used for expected credit loss (ECL) modelling are set out in the main macroeconomic variables table below.

	30 June 2024					31 December 2023
				Extreme	Weighted				Extreme	Weighted
	Upside	Base case	Downside	downside	average	Upside	Base case	Downside	downside	average
Five-year summary	%	%	%	%	%	%	%	%	%	%
GDP - CAGR	2.4	1.5	1.0	(0.4)	1.3	2.2	1.2	0.9	(0.5)	1.1
Unemployment - average	5.6	6.5	7.0	10.5	7.0	5.7	6.7	7.0	10.1	7.0
European Central Bank
- main refinancing rate - average	2.7	2.8	4.8	2.3	3.1	2.8	2.9	4.6	2.4	3.2
Probability weight	22.0	45.0	19.4	13.6		21.2	45.0	20.4	13.4

(1)
The five-year summary runs from 2024-2028 for 30 June 2024 and from 2023-2027 for 31 December 2023.

Probability weightings of scenarios
NWM N.V. Group’s quantitative approach to IFRS 9 multiple economic scenarios (MES) involves selecting a suitable set of discrete scenarios to characterise the distribution of risks in the economic outlook and assigning appropriate probability weights. This quantitative approach is used for 30 June 2024.

The approach involves comparing GDP paths for NWM N.V. Group’s scenarios against a set of 1,000 model runs, following which, a percentile in the distribution is established that most closely corresponded to the scenario. Probability weight for base case is set first based on judgement, while probability weights for the alternate scenarios are assigned based on these percentiles scores.

The assigned probability weights were judged to be aligned with the subjective assessment of balance of the risks in the economy. The weights were broadly comparable to those used at 31 December 2023 but with slightly less downside skew. This is reasonable as the inflation outturn since then has been encouraging, with inflation continuing to decline and a reduced risk of stagflation. However, the risks of persistent inflation remain elevated and there is considerable uncertainty in the economic outlook, particularly with respect to persistence and the range of outcomes on inflation. Given that backdrop, NWM N.V. Group judges it appropriate that downside-biased scenarios have higher combined probability weights than the upside-biased scenario. It presents good coverage to the range of outcomes assumed in the scenarios, including the potential for a robust recovery on the upside and exceptionally challenging outcomes on the downside. A 22% weighting was applied to the upside scenario, a 45% weighting applied to the base case scenario, a 19.4% weighting applied to the downside scenario and a 13.6% weighting applied to the extreme downside scenario.

Annual figures

				Extreme	Weighted
	Upside	Base case	Downside	downside	average
Eurozone GDP - annual growth	%	%	%	%	%
2024	1.8	0.7	0.1	(0.2)	0.7
2025	4.7	1.6	(0.1)	(4.7)	1.1
2026	2.3	1.8	2.0	0.8	1.8
2027	1.8	1.8	1.6	1.0	1.6
2028	1.3	1.5	1.3	1.0	1.3
2029	1.3	1.4	1.3	1.2	1.3

Eurozone - unemployment rate - annual average
2024	6.5	6.6	6.8	7.2	6.7
2025	5.6	6.7	7.3	11.6	7.2
2026	5.3	6.6	7.1	12.2	7.2
2027	5.4	6.5	6.9	11.3	7.0
2028	5.4	6.3	6.7	10.1	6.7
2029	5.3	6.3	6.6	9.7	6.6

European Central Bank - main refinancing rate - annual average
2024	4.3	4.3	4.5	4.2	4.3
2025	2.7	3.0	5.1	2.0	3.2
2026	2.3	2.4	4.8	1.5	2.7
2027	2.3	2.3	4.8	1.6	2.7
2028	2.3	2.2	4.8	2.0	2.7
2029	2.3	2.2	4.8	2.3	2.7

Notes

7. Loan impairment provisions continued

Worst points

	30 June 2024				31 December 2023
			Extreme				Extreme
	Downside		downside		Downside		downside
Eurozone	%	Quarter	%	Quarter	%	Quarter	%	Quarter
GDP	(0.6)	Q1 2025	(5.3)	Q2 2025	(1.0)	Q3 2024	(5.6)	Q4 2024
Unemployment rate - peak	7.3	Q1 2025	12.4	Q1 2026	7.3	Q3 2024	12.4	Q3 2025

(1)
Unless specified otherwise, the figures show falls relative to the starting period. The calculations are performed over five years, with a starting point of Q4 2023 for 30 June 2024 scenarios and Q4 2022 for 31 December 2023 scenarios.

Use of the scenarios in lending
Lending follows a continuous scenario approach to calculate ECL. Probability of default (PD) and loss given default (LGD) values arising from multiple economic forecasts (based on the concept of credit cycle indices) are simulated around the central projection. The central projection is a weighted average of economic scenarios with the scenarios translated into credit cycle indices using the Wholesale economic response models.

Economic uncertainty
The high inflation environment alongside high interest rates is presenting significant headwinds for some businesses and consumers, in many cases compounding. These cost pressures remain a feature of the economic environment, though they are expected to moderate over 2024 and 2025 in the base case scenario. NWM N.V. Group has considered where these are most likely to affect the customer base, with the cost of borrowing during 2023 and 2024 for both businesses and consumers presenting an additional affordability challenge.

The effects of these risks are not expected to be fully captured by forward-looking credit modelling, particularly given the high inflation environment, low unemployment base case outlook. Any incremental ECL effects for these risks will be captured via post model adjustments and are detailed further in the Governance and post model adjustments section.

Governance and post model adjustments
The IFRS 9 PD, EAD and LGD models are subject to NWM N.V. Group’s model risk policy that stipulates periodic model monitoring, periodic re-validation and defines approval procedures and authorities according to model materiality. Various post model adjustments were applied where management judged they were necessary to ensure an adequate level of overall ECL provision. All post model adjustments were subject to review, challenge and approval through model or provisioning committees.

Post model adjustments will remain a key focus area of NWM N.V. Group’s ongoing ECL adequacy assessment process. A holistic framework has been established including reviewing a range of economic data, external benchmark information and portfolio performance trends with a particular focus on segments of the portfolio (both commercial and consumer) that are likely to be more susceptible to high inflation, high interest rates and supply chain disruption.

Notes

7. Loan impairment provisions continued

Measurement uncertainty and ECL sensitivity analysis
The recognition and measurement of ECL is complex and involves the use of significant judgment and estimation, particularly in times of economic volatility and uncertainty. This includes the formulation and incorporation of multiple forward-looking economic conditions into ECL to meet the measurement objective of IFRS 9. The ECL provision is sensitive to the model inputs and economic assumptions underlying the estimate.

The impact arising from the base case, upside, downside, and extreme downside scenarios was simulated. In the simulations, NWM N.V. Group has assumed that the economic macro variables associated with these scenarios replace the existing base case economic assumptions, giving them a 100% probability weighting and therefore serving as a single economic scenario.

These scenarios were applied to all modelled portfolios in the analysis below, with the simulation impacting both PDs and LGDs. Post model adjustments included in the ECL estimates that were modelled were sensitised in line with the modelled ECL movements, but those that were judgmental in nature, primarily those for deferred model calibrations and economic uncertainty, were not (refer to the Governance and post model adjustments section) on the basis these would be re-evaluated by management through ECL governance for any new economic scenario outlook and not be subject to an automated calculation. As expected, the scenarios create differing impacts on ECL by portfolio and the impacts are deemed reasonable. In this simulation, it is assumed that existing modelled relationships between key economic variables and loss drivers hold, but in practice other factors would also have an impact, for example, potential customer behaviour changes and policy changes by lenders that might impact on the wider availability of credit.

The focus of the simulations is on ECL provisioning requirements on performing exposures in Stage 1 and Stage 2. The simulations are run on a stand-alone basis and are independent of each other; the potential ECL impacts reflect the simulated impact at 30 June 2024. Scenario impacts on SICR should be considered when evaluating the ECL movements of Stage 1 and Stage 2. In all scenarios the total exposure was the same but exposure by stage varied in each scenario.

Stage 3 provisions are not subject to the same level of measurement uncertainty – default is an observed event as at the balance sheet date. Stage 3 provisions therefore were not considered in this analysis.

NWM N.V. Group’s core criterion to identify a SICR is founded on PD deterioration. Under the simulations, PDs change and result in exposures moving between Stage 1 and Stage 2 contributing to the ECL impact.

Measurement uncertainty and ECL adequacy

If the economics were as negative as observed in the extreme downside (i.e. 100% probability weighting), total Stage 1 and Stage 2 ECL was simulated to increase. In this scenario, Stage 2 exposure increased and was the key driver of the simulated ECL rise. The movement in Stage 2 balances in the other simulations was far less significant and the impact to ECL less material.

There was a significant increase in ECL under the extreme downside scenario.

Given that continued uncertainty remained due to persistent inflation, high interest rates and liquidity concerns at H1 2024, NWM N.V. Group utilised a framework of quantitative and qualitative measures to support the levels of ECL coverage. This included economic data, credit performance insights, supply chain contagion analysis and problem debt trends. This was particularly important for consideration of post model adjustments.

As the effects of these economic risks evolve during 2024, there is a risk of further credit deterioration. However, the income statement effect of this should have been mitigated by the forward-looking provisions retained on the balance sheet at 30 June 2024.

There are a number of key factors that could drive further downside to impairments, through deteriorating economic and credit metrics and increased stage migration as credit risk increases for more customers. Such factors which could impact the IFRS 9 models, include an adverse deterioration in unemployment and GDP in the economies in which NWM N.V. Group operates.

Notes

7. Loan impairment provisions continued

Portfolio summary
The table below shows gross loans and ECL, by stage, within the scope of the ECL IFRS 9 framework.

	30 June	31 December
	2024	2023
	€m	€m
Loans - amortised cost and fair value through other comprehensive income (FVOCI)
Stage 1	891	1,052
Stage 2	152	141
Stage 3	-	-
Inter-group (1)	36	102
Total	1,079	1,295
Total ECL provisions
Stage 1	5	7
Stage 2	3	2
Stage 3	-	-
Total	8	9
ECL provisions coverage (2)
Stage 1 (%)	0.56	0.67
Stage 2 (%)	1.97	1.42
Stage 3 (%)	-	-
Total	0.77	0.75
Other financial assets - gross exposure	12,675	8,583
Other financial assets - ECL provision	1	3

	Half year ended
	30 June	30 June
	2024	2023
	€m	€m
Impairment losses
ECL (release) - third party (3)	(2)	(3)
Amounts written-off	-	1

(1)
The NWM N.V. intercompany assets were classified in Stage 1. The ECL for these loans was nil (31 December 2023 – nil).
(2)
ECL provisions coverage is calculated as total ECL provisions divided by loans – amortised cost and FVOCI. It is calculated on loans and total ECL provisions, including ECL for other (non-loan) assets and unutilised exposure. Some segments with a high proportion of debt securities or unutilised exposure may result in a not meaningful coverage ratio.
(3)
Includes €1.0 million (30 June 2023 – €0.4 million) related to other financial assets and nil (30 June 2023 – nil) relating to contingent liabilities.
(4)
The table shows gross loans only and excludes amounts that are outside the scope of the ECL framework. Refer to page 40 for Financial instruments within the scope of the IFRS 9 ECL framework in the NatWest Markets N.V. Group 2023 Annual Report for further details. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling €10.1 billion (31 December 2023 – €6.0 billion) and debt securities of €2.6 billion (31 December 2023 – €2.6 billion).

Notes

7. Loan impairment provisions continued
Sector analysis – portfolio summary

The table below shows exposures and ECL by stage, for selected sectors.

	Loans - amortised cost and FVOCI				Off-balance sheet		ECL provisions
					Loan	Contingent
	Stage 1	Stage 2	Stage 3	Total	commitments	liabilities	Stage 1	Stage 2	Stage 3	Total
30 June 2024	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Property	23	-	-	23	69	-	-	-	-	-
Financial institutions	502	43	-	545	565	508	2	-	-	2
Other wholesale	366	109	-	475	6,198	-	3	3	-	6
Of which:
Agriculture	-	-	-	-	-	-	-	-	-	-
Airlines and aerospace	1	-	-	1	35	-	-	-	-	-
Automotive	2	-	-	2	635	-	-	-	-	-
Building materials	5	-	-	5	196	-	-	-	-	-
Chemicals	9	2	-	11	74	-	-	-	-	-
Industrials	35	22	-	57	309	-	1	-	-	1
Land transport and logistics	56	5	-	61	671	-	-	-	-	-
Leisure	3	-	-	3	2	-	-	-	-	-
Oil and gas	2	-	-	2	3	-	-	-	-	-
Power utilities	105	-	-	105	2,988	-	-	-	-	-
Retail	4	-	-	4	227	-	-	-	-	-
Shipping	2	-	-	2	-	-	-	-	-	-
Water and waste	4	16	-	20	38	-	-	-	-	-
Total	891	152	-	1,043	6,832	508	5	3	-	8

31 December 2023
Property	23	6	-	29	183	-	-	-	-	-
Financial institutions	594	3	-	597	812	527	3	-	-	3
Other wholesale	435	132	-	567	6,010	-	4	2	-	6
Of which:
Agriculture	1	-	-	1	-	-	-	-	-	-
Airlines and aerospace	3	-	-	3	35	-	-	-	-	-
Automotive	2	-	-	2	635	-	-	-	-	-
Building materials	5	-	-	5	196	-	-	-	-	-
Chemicals	13	-	-	13	77	-	-	-	-	-
Industrials	34	65	-	99	271	-	-	1	-	1
Land transport and logistics	58	5	-	63	358	-	-	-	-	-
Leisure	3	-	-	3	-	-	-	-	-	-
Oil and gas	3	-	-	3	3	-	-	-	-	-
Power utilities	130	-	-	130	3,028	-	-	-	-	-
Retail	14	2	-	16	450	-	-	-	-	-
Shipping	2	-	-	2	-	-	-	-	-	-
Water and waste	4	16	-	20	38	-	-	-	-	-
Total	1,052	141	-	1,193	7,005	527	7	2	-	9

Notes

7. Loan impairment provisions continued
Flow statement

The flow statement that follows shows the main ECL and related income statement movements. It also shows the changes in ECL as well as the changes in related financial assets used in determining ECL. Due to differences in scope, exposures may differ from those reported in other tables, principally in relation to exposures in Stage 1 and Stage 2. These differences do not have a material ECL effect because they relate to balances at central banks. Other points to note:

Financial assets include treasury liquidity portfolios, comprising balances at central banks and debt securities, as well as loans. Both modelled and non-modelled portfolios are included.

Stage transfers (for example, exposures moving from Stage 1 into Stage 2) are a key feature of the ECL movements, with the net re-measurement cost of transitioning to a worse stage being a primary driver of income statement charges. Similarly, there is an ECL benefit for accounts improving stage.

Changes in risk parameters shows the reassessment of the ECL within a given stage, including any ECL overlays and residual income statement gains or losses at the point of write-off or accounting write-down.

Amounts written-off represent the gross asset written-down against accounts with ECL, including the net asset write-down for any debt sale activity.

	Stage 1		Stage 2		Stage 3		Total
	Financial	Financial	Financial	Financial	Financial	Financial	Financial	Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
	€m	€m	€m	€m	€m	€m	€m	€m
At 1 January 2024	13,731	8	143	2	-	-	13,874	10
Currency translation and other adjustments	269	(1)	1	1	-	-	270	-
Inter-group transfers	-	-	-	-	-	-	-	-
Transfers from Stage 1 to Stage 2	(91)	-	91	-	-	-	-	-
Transfers from Stage 2 to Stage 1	19	-	(19)	-	-	-	-	-
Net re-measurement of ECL on stage transfer		-		1		-		1
Changes in risk parameters		(1)		-		-		(1)
Other changes in net exposure	(3,263)	(1)	(44)	(1)	-	-	(3,307)	(2)
Other profit or loss only items		-		-		-		-
Income statement (releases)/charges		(2)		-		-		(2)
Amounts written-off	-	-	-	-	-	-	-	-
At 30 June 2024	10,665	5	172	3	-	-	10,837	8
Net carrying amount	10,660		169		-		10,829
At 1 January 2023	7,179	6	303	5	-	-	7,482	11
2023 movements	1,670	(1)	(152)	(2)	-	-	1,518	(3)
At 30 June 2023	8,849	5	151	3	-	-	9,000	8
Net carrying amount	8,844		148		-		8,992

(1)
The table above excludes inter-group.

There was a net inflow into Stage 2 assets, however no material financial losses are expected to materialise. This is partially due to credit risk insurance that is in place not being reflected in ECL numbers and expected exits for some of the Stage 2 assets before the year end.

The overall credit portfolio is of good quality with no Stage 3 assets.

Recent credit migration into the portfolio was positive with average PD improving.

Notes

8. Contingent liabilities and commitments
The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 30 June 2024. Although NWM N.V. Group is exposed to credit risk in the event of non-performance of the obligations undertaken by customers, the amounts shown do not, and are not intended to, provide any indication of NWM N.V. Group's expectation of future losses.
	30 June	31 December
	2024	2023
	€m	€m
Contingent liabilities and commitments
Guarantees	526	527
Standby facilities, credit lines and other commitments	6,890	6,998
Total	7,416	7,525

Commitments and contingent obligations are subject to NWM N.V. Group’s normal credit approval processes.

Included within guarantees and assets pledged as collateral security as at 30 June 2024 was €0.5 billion (31 December 2023 – €0.5 billion) which relates to the NatWest Group’s obligations over liabilities held within the Dutch State acquired businesses included in ABN AMRO Bank N.V.

Risk-sharing agreements
NWM Plc and NWM N.V. have limited risk-sharing arrangements in place to facilitate the smooth provision of services to NatWest Markets’ customers. The arrangements, which NWM Plc recognises as financial guarantees within amounts due to fellow subsidiaries, include:

The provision of a funded guarantee of up to €1.0 billion by NWM Plc to NWM N.V. that limits certain NWM N.V.’s exposures to large individual customer credits. Funding is provided by NWM Plc deposits placed with NWM N.V. of not less than the guaranteed amount. As at 30 June 2024, the deposits amounted to €0.6 billion and the guarantee fees in the period were €2.1 million.

The provision of funded and unfunded guarantees by NWM Plc in respect of NWM N.V.’s legacy portfolio. As at 30 June 2024 the exposure at default covered by the guarantees was approximately €0.2 billion (of which none was cash collateralised). Fees of €0.5 million in relation to the guarantees were recognised in the period.

Notes

9. Litigation and regulatory matters

NWM N.V. and certain members of NatWest Group are party to various legal proceedings and are involved in, or subject to, various regulatory matters, including as the subject of investigations and other regulatory and governmental action (Matters) in the Netherlands, the United Kingdom (UK), the European Union (EU), the United States (US) and other jurisdictions.

NWM N.V. Group recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation.

In many of the Matters, it is not possible to determine whether any loss is probable or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and regulatory matters or as a result of adverse impacts or restrictions on NWM N.V. Group’s reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before the probability of a liability, if any, arising can reasonably be estimated in respect of any Matter. NWM N.V. Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for Matters that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are situations where NWM N.V. Group may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending or contesting Matters, even for those for which NWM N.V. Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all Matters affect the amount and timing of any potential economic outflows for both matters with respect to which provisions have been established and other contingent liabilities in respect of any such Matter.

It is not practicable to provide an aggregate estimate of potential liability for our Matters as a class of contingent liabilities.

The future economic outflow in respect of any matter may ultimately prove to be substantially greater than, or less than, the aggregate provision, if any, that NWM N.V. Group has recognised in respect of such Matter. Where a reliable estimate of the economic outflow cannot be reasonably made, no provision has been recognised.

Matters which are, or could be, material, either individually or in aggregate, having regard to NWM N.V. Group, considered as a whole, in which NWM N.V. Group is currently involved are set out below. We have provided information on the procedural history of certain Matters, where we believe appropriate, to aid the understanding of the Matter.

NatWest Group is involved in ongoing litigation and regulatory matters that are not described below but are described on pages 100 to 105 in NatWest Group’s H1 Results 2024. NatWest Group expects that in future periods, additional provisions and economic outflows relating to Matters that may or may not be currently known by NatWest Group will be necessary, in amounts that are expected to be substantial in some instances. While NWM N.V. Group may not be directly involved in such NatWest Group matters, any final adverse outcome of those matters may also have an adverse effect on NWM N.V. Group.

For a discussion of certain risks associated with NWM N.V. Group’s litigation and regulatory matters (including the Matters), refer to the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on pages 160 to 161 of the NatWest Markets N.V. 2023 Annual Report and Accounts.

Litigation
Foreign exchange litigation
In December 2021, a summons was served in the Netherlands against NatWest Group plc, NWM Plc and NWM N.V. by Stichting FX Claims on behalf of a number of parties, seeking declarations from the court concerning liability for anti-competitive FX market conduct described in decisions of the European Commission (EC) of 16 May 2019, along with unspecified damages. The claimant amended its claim to also refer to a 2 December 2021 decision by the EC, which described anti-competitive FX market conduct. NatWest Group plc, NWM Plc and other defendants contested the jurisdiction of the Dutch court. In March 2023, the district court in Amsterdam accepted that it has jurisdiction to hear claims against NWM N.V. but refused jurisdiction to hear any claims against the other defendant banks (including NatWest Group plc and NWM Plc) brought on behalf of the parties represented by the claimant that are domiciled outside of the Netherlands. The claimant is appealing that decision. The defendant banks have brought cross-appeals which seek a ruling that the Dutch court has no jurisdiction to hear any claims against the defendant banks domiciled outside of the Netherlands, irrespective of whether the claim has been brought on behalf of a party represented by the claimant that is domiciled within or outside of the Netherlands. The Amsterdam Court of Appeal has stayed these appeal proceedings until the Court of Justice of the European Union has answered preliminary questions that have been referred to it in another matter.

In September 2023, second summonses were served by Stichting FX Claims on NWM N.V., NatWest Group plc and NWM Plc, for claims on behalf of a new group of parties that have been brought before the district court in Amsterdam. The summonses seek declarations from the Dutch court concerning liability for anti-competitive FX market conduct described in the above referenced decisions of the EC of 16 May 2019 and 2 December 2021, along with unspecified damages. NatWest Group plc, NWM Plc and other defendants are contesting the Dutch court's jurisdiction. The district court has stayed proceedings pending judgment in the above-mentioned appeals.

Notes

9. Litigation and regulatory matters continued

In May 2024, a new letter of claim was received from Stichting FX Claims on behalf of a further group of parties, containing allegations that are similar in nature to those contained in the above-mentioned claims.

Certain other foreign exchange transaction related claims have been or may be threatened. NWM N.V. Group cannot predict whether all or any of these claims will be pursued.

Madoff
NWM N.V. was named as a defendant in two actions filed by the trustee for the bankrupt estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC, in bankruptcy court in New York, which together seek to clawback more than US$298 million that NWM N.V. allegedly received from certain Madoff feeder funds and certain swap counterparties. The claims were previously dismissed, but as a result of an August 2021 decision by the United States Court of Appeals for the Second Circuit (US Court of Appeals), they are now proceeding in the discovery phase in the bankruptcy court, where they have been consolidated into one action.

US Anti-Terrorism Act litigation
NWM N.V. and certain other financial institutions are defendants in several actions filed by a number of US nationals (or their estates, survivors, or heirs), most of whom are or were US military personnel, who were killed or injured in attacks in Iraq between 2003 and 2011. NWM Plc is also a defendant in some of these cases.

According to the plaintiffs’ allegations, the defendants are liable for damages arising from the attacks because they allegedly conspired with and/or aided and abetted Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells that committed the attacks, in violation of the US Anti-Terrorism Act, by agreeing to engage in ‘stripping’ of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected.

The first of these actions, alleging conspiracy claims but not aiding and abetting claims, was filed in the United States District Court for the Eastern District of New York in November 2014. In September 2019, the district court dismissed the case, finding that the claims were deficient for several reasons, including lack of sufficient allegations as to the alleged conspiracy and causation. In January 2023, the US Court of Appeals affirmed the district court’s dismissal of this case. The plaintiffs have now filed a motion in the district court to re-open the case to assert aiding and abetting claims that they previously did not assert, which the defendants are opposing. Another action, filed in the United States District Court for the Southern District of New York (SDNY) in 2017, which asserted both conspiracy and aiding and abetting claims, was dismissed by the SDNY in March 2019 on similar grounds as the first case, but remains subject to appeal to the US Court of Appeals. Other follow-on actions that are substantially similar to those described above are pending in the same courts.

Regulatory matters
NWM N.V. Group’s financial condition can be affected by the actions of various governmental and regulatory authorities in the Netherlands, the UK, the EU, the US and elsewhere. NatWest Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the Netherlands, the UK, the EU, the US and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, investment advice, business conduct, competition/anti-trust, VAT recovery, anti-bribery, anti-money laundering and sanctions regimes.

Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by NWM N.V. Group, remediation of systems and controls, public or private censure, restriction of NWM N.V. Group’s business activities and/or fines. Any of these events or circumstances could have a material adverse effect on NWM N.V. Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it, or lead to material additional provisions being taken.

Notes
10. Related party transactions
NWM N.V. has a related party relationship with associates, joint ventures, key management and shareholders. NWM N.V. enters into transactions with related parties.

Interim pricing agreement
NWM N.V. is a party to transfer pricing arrangements with NWM Plc under which NWM N.V. received income of €75 million (H1 2023 - €61 million) for business interactions with NWM Plc. The at arm’s length nature of the transfer pricing arrangements is confirmed by transfer pricing documentation which has been prepared by an external expert.

Full details of NWM N.V. Group’s related party transactions for the year ended 31 December 2023 are included in the NatWest Markets N.V. 2023 Annual Report and Accounts.

Holding companies and fellow subsidiaries
Amounts due from/to holding companies and fellow subsidiaries are as below:

	30 June 2024			31 December 2023

	Holding	Fellow		Holding	Fellow
	companies	subsidiaries	Total	companies	subsidiaries	Total
	€m	€m	€m	€m	€m	€m
Assets
Trading assets	875	-	875	2,740	-	2,740
Loans to banks - amortised cost	8	7	15	75	6	81
Loans to customers - amortised cost	21	-	21	20	-	20
Settlement balances	851	7	858	291	27	318
Other assets	19	-	19	15	-	15
Amounts due from holding companies
and fellow subsidiaries	1,774	14	1,788	3,141	33	3,174

Derivatives (1)	2,452	-	2,452	3,059	-	3,059

Liabilities
Trading liabilities	1,112	76	1,188	2,708	-	2,708
Bank deposits - amortised cost	752	-	752	917	-	917
Other financial liabilities - subordinated liabilities	150	-	150	150	-	150
Settlement balances	142	-	142	153	-	153
Other liabilities	14	14	28	10	14	24
Amounts due to holding companies
and fellow subsidiaries	2,170	90	2,260	3,938	14	3,952

Derivatives (1)	2,292	-	2,292	2,770	-	2,770

(1)
Intercompany derivatives are included within derivative classification on the balance sheet.

11. Post balance sheet events
Other than as disclosed in this document there have been no significant events between 30 June 2024 and the date of approval of this announcement which would require a change to, or additional disclosure in, the announcement.

12. Date of approval
The interim results for the half year ended 30 June 2024 were approved by the Supervisory Board on 25 July 2024.

NatWest Markets N.V. Summary Risk Factors

Summary of Principal Risks and Uncertainties

Set out below is a summary of the principal risks and uncertainties for the remaining six months of the financial year which could adversely affect NWM N.V. Group. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties; a fuller description of these and other risk factors is included on pages 137 to 161 of the NatWest Markets N.V. 2023 Annual Report and Accounts. Any of the risks identified may have a material adverse effect on NWM N.V. Group’s business, operations, financial condition or prospects.

Economic and political risk
  -
NWM N.V. Group, its customers and its counterparties face continued economic and political risks and uncertainties in the UK, European and global markets, including as a result of inflation and interest rates, supply chain disruption and geopolitical developments.

  -
Continuing uncertainty regarding the effects and extent of the UK’s post Brexit divergence from EU laws and regulation, and NWM N.V.’s post Brexit EU operating model may continue to adversely affect NWM Plc (NWM N.V.’s parent company) and its operating environment and NatWest Group plc (NWM N.V.’s ultimate parent company) and may have an indirect effect on NWM N.V. Group.

  -
Changes in interest rates will continue to affect NWM N.V. Group’s business and results.

  -
HM Treasury (or UKGI on its behalf) could exercise a significant degree of influence over NatWest Group and NWM N.V. Group is ultimately controlled by NatWest Group.

Business change and execution risk
  -
NWM Group (including NWM N.V. Group) has been in a period of significant structural and other change, including as a result of NatWest Group’s strategy and NatWest Group’s creation of its Commercial & Institutional business segment (of which NWM Group forms a part) and may continue to be subject to significant structural and other change.

  -
The transfer of NatWest Group’s Western European corporate portfolio involves certain risks.

Financial resilience risk
  -
NWM N.V. is NatWest Group’s banking and trading entity located in the Netherlands. NWM N.V. has repurposed its banking licence, and NWM N.V. Group may be subject to further changes.

  -
NWM Group, including NWM N.V. Group, may not achieve its ambitions, targets and guidance it communicates, generate returns or implement its strategy effectively.

  -
NWM N.V. may not meet the prudential regulatory requirements for capital.

  -
NWM N.V. Group may not meet the prudential regulatory requirements for liquidity and funding or may not be able to adequately access sources of liquidity and funding, which could trigger the execution of certain management actions or recovery options.

  -
NWM N.V. Group is reliant on access to the capital markets to meet its funding requirements. The inability to do so may adversely affect NWM N.V. Group.

  -
NWM N.V. may not manage its capital, liquidity or funding effectively which could trigger the execution of certain management actions or recovery options.

  -
Any reduction in the credit rating and/or outlooks assigned to NatWest Group plc, any of its subsidiaries (including NWM Plc or NWM N.V.) or any of their respective debt securities could adversely affect the availability of funding for NWM N.V. Group, reduce NWM N.V. Group’s liquidity position and increase the cost of funding.

  -
NWM N.V. Group operates in markets that are highly competitive, with increasing competitive pressures and technology disruption.

  -
NWM N.V. Group may be adversely affected if NatWest Group fails to meet the requirements of regulatory stress tests.

  -
NWM N.V. Group has significant exposure to counterparty and borrower risk including credit losses, which may have an adverse effect on NWM N.V. Group.

  -
NWM N.V. Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.

  -
NWM N.V. Group’s financial statements are sensitive to underlying accounting policies, judgments, estimates and assumptions.

  -
Changes in accounting standards may materially impact NWM N.V. Group’s financial results.

  -
NatWest Group (including NWM N.V.) may become subject to the application of statutory stabilisation or resolution powers which may result in, for example, the write-down or conversion of certain Eligible Liabilities (including NWM N.V.’s Eligible Liabilities).

NatWest Markets N.V. Summary Risk Factors continued

Summary of Principal Risks and Uncertainties continued

  -
NatWest Group is subject to Bank of England and PRA oversight in respect of resolution, and NWM N.V. Group could be adversely affected should the Bank of England in the future deem NatWest Group’s preparations to be inadequate.

Climate and sustainability-related risks

  -
NWM N.V. Group and its value chain face climate-related and sustainability-related risk that m Summary of Principal Risks and Uncertainties ay adversely affect NWM N.V. Group.

  -
Climate-related risks may adversely affect the global financial system, NWM N.V. Group or its value chain.

  -
NWM N.V. Group and its value chain may, face other sustainability-related risks that may adversely affect NWM N.V. Group.

  -
NatWest Group’s climate change related strategy, ambitions, targets and transition plan entail significant execution and/or reputational risks and are unlikely to be achieved without significant and timely government policy, technology and customer behavioural changes.

  -
There are significant limitations related to accessing accurate, reliable, verifiable, auditable, consistent and comparable climate and other sustainability-related data that contribute to substantial uncertainties in accurately modelling and reporting on climate and sustainability information, as well as making appropriate important internal decisions.

  -
Failure to implement effective governance, procedures, systems and controls in compliance with legal, regulatory requirements and societal expectations to manage climate and sustainability-related risks and opportunities could adversely affect NWM N.V. Group.

  -
Increasing levels of climate and other sustainability-related laws, regulation and oversight may adversely affect NWM N.V. Group.

  -
Increasing regulation of “greenwashing” is likely to increase the risk of regulatory enforcement and investigation and litigation.

  -
NWM N.V. Group may be subject to potential climate and other sustainability-related litigation, enforcement proceedings, investigations and conduct risk.

  -
A reduction in the ESG ratings of NatWest Group (including NWM N.V. Group) or NWM N.V. Group could have a negative impact on NatWest Group’s (including NWM N.V. Group’s) or NWM N.V. Group’s reputation and on investors’ risk appetite and customers’ willingness to deal with NatWest Group (including NWM N.V. Group) or NWM N.V. Group.

Operational and IT resilience risk

  -
Operational risks (including reliance on third party suppliers and outsourcing of certain activities) are inherent in NWM N.V. Group’s businesses.

  -
NWM N.V. Group is subject to sophisticated and frequent cyberattacks.

  -
NWM N.V. Group operations and strategy are highly dependent on the accuracy and effective use of data.

  -
NWM N.V. Group relies on attracting, retaining, developing and remunerating diverse senior management and skilled personnel (such as market trading specialists), and is required to maintain good employee relations.

  -
NWM N.V. Group’s operations are highly dependent on its complex IT systems, and any IT failure could adversely affect NWM N.V. Group.

  -
A failure in NWM N.V. Group’s risk management framework could adversely affect NWM N.V. Group, including its ability to achieve its strategic objectives.

  -
NWM N.V. Group’s operations are subject to inherent reputational risk.

Legal, regulatory and conduct risk

  -
NWM N.V. Group’s businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NWM N.V. Group.

  -
NWM N.V. Group and NWM Plc are exposed to the risk of various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NWM N.V. Group.

Additional Information

Presentation of Information

NatWest Markets N.V. (NWM N.V.) is a wholly owned subsidiary of RBS Holdings N.V. (RBSH N.V.). NWM N.V. Group or ‘we’ refers to NWM N.V. and its subsidiary and associated undertakings. The term ‘RBSH Group’ refers to RBSH N.V. its subsidiaries, NWM N.V and RBS International Depository Services S.A. RBSH N.V. is a wholly owned subsidiary of NatWest Markets Plc (NWM Plc). The term ‘NWM Group’ refers to NWM Plc and its subsidiary and associated undertakings.

NatWest Group plc is ‘the ultimate holding company’. The term ‘NatWest Group’ refers to NatWest Group plc and its subsidiary and associated undertakings. NatWest Group plc is registered at 36 St Andrew Square, Edinburgh, Scotland.

NWM N.V. publishes its financial statements in 'euro', the European single currency. The abbreviation ‘€’ represents the ‘euro’, and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively, and references to ‘cents’ represent cents in the European Union (‘EU’). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively, and references to ‘pence’ represent pence in the United Kingdom (‘UK’). Reference to ‘dollars’ or ‘$’ are to United States of America (‘US’) dollars. The abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of dollars, respectively, and references to ‘cents’ represent cents in the US. The term ‘EEA’ refers to European Economic Area.

Contact

Claire Kane	Investor Relations	+44 (0) 20 7672 1758

Management’s report on the interim financial statements

Pursuant to section 5:25d, paragraph 2(c), of the Dutch Financial Supervision Act (Wet op het financieel toezicht (Wft)), the members of the Managing Board state that to the best of their knowledge:

the interim financial statements give a true and fair view, in all material respects, of the assets and liabilities, financial position, and profit or loss of NatWest Markets N.V. and the companies included in the consolidation as at 30 June 2024 and for the six month period then ended.

the interim report, for the six month period ending on 30 June 2024, gives a true and fair view of the information required pursuant to section 5:25d, paragraphs 8 and 9, of the Dutch Financial Supervision Act of NatWest Markets N.V. and the companies included in the consolidation.

Amsterdam
25 July 2024

Managing Board

Legal Entity Identifier:
NatWest Group plc 2138005O9XJIJN4JPN90
NatWest Markets N.V. X3CZP3CK64YBHON1LE12

Exhibit No. 5

NatWest Group plc

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the Financial Conduct Authority and is available for viewing:

Supplementary Prospectus dated 26 July 2024 to the NatWest Group plc £40,000,000,000 Euro Medium Term Note Programme of 7 December 2023.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/0873Y_1-2024-7-26.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Scott Forrest
Head of NatWest Treasury DCM
Tel: +44 (0) 7747 455 969

DISCLAIMER - INTENDED ADDRESSEES
Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside of these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.
Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

NatWest Group plc	2138005O9XJIJN4JPN90

Exhibit No. 6

NatWest Group plc
Total Voting Rights and Capital
In conformity with the Disclosure Guidance and Transparency Rules, NatWest Group plc ("NWG") hereby notifies the following in respect of its issued share capital with voting rights as at 31 July 2024.

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			31 July 2024
Ordinary Shares of £1.0769* (excluding ordinary shares held in treasury)	8,304,006,562	4	33,216,026,248
Ordinary Shares of £1.0769* held in treasury	289,743,355	4	Voting rights not exercisable
11% Cumulative Preference Shares of £1	240,686	4	962,744
5.5% Cumulative Preference Shares of £1	242,454	4	969,816
Total:	8,594,233,057		33,217,958,808
* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share
Shareholders may use the above figure of 33,217,958,808 for their calculations to determine whether they are required to notify their interest in, or a change to their interest in, NWG under the FCA's Disclosure Guidance and Transparency Rules.
Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 31 July 2024

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary